UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 10, 2021

Marquee Raine Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39800	98-1566891
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street, 24th Floor

New York, New York 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 603-5500

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	MRACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value of $0.0001 per share	MRAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	MRACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Introductory Note

On April 28, 2021, Marquee Raine Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company (“MRAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRAC Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of MRAC (“Merger Sub”), and Enjoy Technology Inc., a Delaware corporation (“Enjoy”). The Merger Agreement was amended on July 23, 2021.

Pursuant to the Merger Agreement, the parties thereto will enter into a business combination (the “Business Combination”) pursuant to which, among other transactions described in the Merger Agreement, Merger Sub will merge with and into Enjoy.

The proposed Business Combination is expected to be consummated after the required approval by the shareholders of MRAC and the satisfaction of certain other conditions.

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 and incorporated by reference herein is a presentation (the “Investor Presentation”), dated August 2021, that will be used by Enjoy in presentations to investment professionals and other persons in connection with the Business Combination.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of MRAC under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (this “Current Report”) will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1.

Disclaimer

This Current Report relates to a proposed Business Combination between Enjoy and MRAC. This Current Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

The Business Combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders (the “Special Meeting”). MRAC filed a registration statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus will contain important information about the Business Combination and the other matters to be voted upon at the Special Meeting. MRAC also will file other documents regarding the Business Combination with the SEC. Before making any voting decisions, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the Business Combination.

Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov.

The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the Business Combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, which was filed with the SEC on May 13, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in this Current Report.

Forward-Looking Statements Legend

This Current Report contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Enjoy and MRAC. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “propose,” “forecast,” “expect,” “seek,” “target” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MRAC’s securities, (ii) the risk that the transaction may not be completed by MRAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MRAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of MRAC, the satisfaction of the minimum amount following redemptions by MRAC’s public shareholders and the receipt of certain governmental and regulatory approvals in MRAC’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the private investment to be consummated in connection with the Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Enjoy’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Enjoy, (ix) the outcome of any legal proceedings that may be instituted against Enjoy or against MRAC related to the Merger Agreement or the Business Combination, (x) the ability to maintain the listing of MRAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Enjoy operates, variations in operating performance across competitors, changes in laws and regulations affecting Enjoy’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive retail e-commerce industry, (xiv) the potential benefits of the Business Combination (including with respect to shareholder value), (xv) the effects of competition on Enjoy’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by MRAC’s public shareholders, (xviii) the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future and (xix) the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, the proxy statement/prospectus on Form S-4, as amended, filed on July 26, 2021, those factors discussed in MRAC’s final prospectus filed on December 16, 2020, under the heading “Risk Factors,” and other documents of MRAC filed or to be filed with the SEC. If any of these risks materialize or if

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assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to Enjoy or MRAC or that Enjoy or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Enjoy’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Enjoy anticipates that subsequent events and developments will cause Enjoy and MRAC’s assessments to change. However, while Enjoy and MRAC may elect to update these forward-looking statements at some point in the future, Enjoy and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing Enjoy and MRAC’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d)	List of Exhibits.

The Exhibit Index is incorporated by reference herein.

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Exhibit Index

Exhibit No.	Description

99.1	Investor Presentation dated August 2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marquee Raine Acquisition Corp.

Date: August 10, 2021	By:	/s/ Brett Varsov
Name: Brett Varsov
Title: Co-Chief Executive Officer

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Exhibit 99.1

Disclaimer This information pack (the “Pack”) has been prepared for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the business combination between Enjoy Technology Inc. (“the Company”) and Marquee Raine Acquisition Corp. (“MRAC”) and is not to be used for any other purpose. Neither MRAC nor the Company has made any, and each makes no, representation or warranty, express or implied, herein as to the accuracy or completeness of the Pack. Additionally, each of MRAC and the Company disclaims all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non- infringement of third-party rights, merchantability, or fitness for a particular purpose with respect to the information contained in the Pack. To the fullest extent permitted by law, in no circumstances will the Company, MRAC or any of their subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Pack, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The Pack discusses trends and markets that the Company’s leadership team believes will impact the development and success of the Company based on its current understanding of the marketplace. Industry and market data used in the Pack have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor MRAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the proposed business combination Forward-Looking Statements The Pack and the oral information provided in connection with this Pack include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of the Company’s business strategy; the Company’s research and development efforts; and the Company’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified in the Pack, and on the current expectations of the Company’s and MRAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and MRAC. These forward-looking statements are subject to a number of risks and uncertainties, projections of market opportunity and market share, potential benefits and commercial attractiveness to its customers of the Company’s services, the potential success of the Company’s marketing and expansion strategies, the Company’s ability to scale, the potential benefits of the potential transactions (including with respect to stockholder value), and expectations related to the terms and timing of the potential business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of the Company or MRAC is not obtained; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the rollout of the Company’s business strategy and the timing of expected business milestones; the effects of competition on the Company’s future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by MRAC’s public shareholders; the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020 and the proxy statement/prospectus on Form S-4 filed on May 14, 2021, in each case, under the heading “Risk Factors,” and other documents of MRAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to the Company or MRAC or that the Company or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of the Pack. The Company anticipates that subsequent events and developments will cause the Company’s and MRAC’s assessments to change. However, while the Company and MRAC may elect to update these forward-looking statements at some point in the future, the Company and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing the Company’s and MRAC’s assessments as of any date subsequent to the date of the Pack. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer (cont’d) Use of Projections and Description of Key Partnerships The Pack contains projected financial information with respect to the Company, namely the Company’s revenue and non-GAAP financial measures, volume, total addressable market and Adjusted EBITDA for 2018 – 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in the Pack, and the inclusion of such information in the Pack should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent registered public accounting firm of the Company has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in the Pack, and accordingly, does not express an opinion or provided any other form of assurance with respect thereto for the purpose of the Pack. The Pack contains descriptions of certain key business partnerships of the Company. These descriptions are based on the Company’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Pack. In certain cases, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of the Pack and, as a result, such descriptions of key business partnerships of the Company, remain subject to change. Financial Information; Non-GAAP Financial Measures Some of the financial information and data contained in the Pack is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement / prospectus filed by MRAC with the SEC in connection with the proposed business combination. Some of the financial information and data contained in the Pack, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as net income (loss), adjusted for income taxes, interest expense, interest income and other income or expense, unrealized loss on long term convertible debt, depreciation and amortization, stock based compensation and one time transaction related costs. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. You can find the reconciliation of these measures to the nearest comparable GAAP measures on slides 113 and 114. Free Cash Flow Conversion defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. EBITDAS is defined as net loss adjusted for interest, taxes, depreciation and amortization and stock-based compensation expense. MRAC and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. MRAC and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends. The Company’s method of determining these non-GAAP measures may be different from other companies’ methods and, therefore, may not be comparable to those used by other companies and the Company does not recommend the sole use of these non-GAAP measures to assess its financial performance. The Company’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by the Company’s management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, the Company’s management presents non-GAAP financial measures in connection with GAAP results. No Offer or Solicitation The Pack does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trademarks The Pack contains trademarks, service marks, trade names and copyrights of the Company, MRAC and other companies, which are the property of their respective owners. Additional Information and Where You Can Find It The proposed business combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders. MRAC filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination. Investors and security holders can obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov. The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed business combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K as amended for the fiscal year ended 2020, which was filed with the SEC on March 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the proposed business combination and other matters to be voted upon at the extraordinary general meeting of shareholders is set forth in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents from the sources described above.

Certain Risks Related to Enjoy Technology Inc. All references to the “Company,” “Enjoy,” “we,” “us” or “our” in this presentation refer to the business of Enjoy Technology Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties and carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties (including MRAC.) with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. The COVID-19 pandemic is unprecedented and has impacted, and may continue to impact, our key metrics and results of operations in numerous ways that remain volatile and unpredictable. We have a limited operating history with a new model and strategy for delivering product and services in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. We rely on consumer discretionary spending, which is adversely affected by economic downturns, including economic recession or depression, and other macroeconomic conditions or trends. We depend on our highly skilled employees to grow and operate our business, and if we are unable to hire, retain, manage, compensate appropriately, train, and motivate our employees, or if our employees do not perform as we anticipate, particularly in our productivity models, we may not be able to grow effectively and our business, financial condition, and results of operations could be adversely affected. The loss of key senior management personnel could harm our business and future prospects. The market for the mobile retail store is still in relatively early stages of growth, and if this market does not continue to grow, grow slower than we expect, or fail to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected. We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits. We are committed to expanding our services offering and enhancing the mobile retail experience, which will require significant operating expenditures, may not maximize short-term financial results and may yield results that conflict with the market’s expectations, which could result in our stock price being adversely affected. Risks associated with our current and future partners for whom we provide services and deliver product could adversely affect our financial performance as well as our reputation and strategic partnerships. We may be unable to source new partners or strengthen our relationships with current partners. We rely on third-party background check providers to screen potential employees, including members of our Mobile Retail sales team (“Experts”), and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition, and results of operations could be adversely affected. Enjoy identified material weaknesses in its internal control over financial reporting. If Enjoy is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect Enjoy’s business and stock price. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial reports. Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could inhibit our growth. Our recent growth rates may not be sustainable or indicative of our future growth. We may not succeed in promoting and sustaining our brand or strategic partnerships, which could subject us to litigation and have an adverse effect on our reputation and harm our business. We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain or increase profitability in the future. We may face difficulties as we expand our operations into new local markets in which we have limited or no prior operating experience. Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand. Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations. Our platform utilizes open source software, and any failure to comply with the terms of these open source licenses could negatively affect our business. Defects, errors, or vulnerabilities in our applications, backend systems or other technology systems and those of third-party technology providers, including our logistics systems and procedures, could harm our reputation and strategic partnerships and adversely impact our business, financial condition, and results of operations. We may be subject to general litigation, regulatory disputes and government inquiries. Our use and processing of personal information and other data is subject to laws and obligations relating to privacy, data security and data protection, and the actual or perceived failure by us or our vendors to comply with such laws and obligations could harm our business. We may be subject to cybersecurity attacks. Any actual or perceived security or privacy breach could interrupt our operations, harm our brand, and adversely affect our reputation, brand, business, financial condition and results of operations. Our ability to use our net operating loss carryforwards and certain other tax attributes to offset taxable income or reduce our taxes may be limited. Enjoy may be subject to securities litigation, which is expensive and could divert management attention. Future resales of common stock after the consummation of the proposed business combination may cause the market price of Enjoy’s securities to drop significantly, even if Enjoy’s business is doing well. Enjoy’s business and service model are new and untested, without a proven precedent, and we may fail to achieve the degree of market acceptance by partners and consumers necessary for commercial success and meeting our financial forecast. Our ability to scale and meet the expectations of our partners may be adversely impacted due to factors beyond our control, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability. Two partners account for a significant portion of our revenue, and loss of or reduction in business from, or consolidation of, these or any other major partners could have a material adverse effect on our business, financial condition, financial performance and prospects. Our SaaS platform relies on specific third-party logistics and mapping software and any inability to license or use such software from third parties could render our platform inoperable. Our partners do not currently depend on a local, in-home sales team, and the development of their own sales team, rather than their reliance on Enjoy, could negatively affect our business. Our policies, procedures and programs to safeguard the health, safety and security of our team members, customers and others may not be adequate. Any actual or alleged improper conduct by our team members, including as a result of motor vehicle accidents or the improper conduct of Experts that have in the past resulted in inquiries, legal proceedings and/or damages, may in the future expose us to legal risk and damage our reputation. We may need additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be certain that additional financing will be available, which could limit our ability to grow and jeopardize our ability to continue our business operations. We distribute products from a limited number of suppliers. We may experience unexpected supply shortages and may have difficulty obtaining the products that we need from suppliers as a result of unexpected demand or production difficulties that might extend lead times. Also, products may not be available to us in quantities enough to meet our customer demand. Our inability to obtain products from suppliers in sufficient quantities, or at all, could adversely affect our product offerings and our business and impact our financial forecasts and guidance. Our financial performance can be affected by the mix of products we sell during a given period. There can be no guarantees that we will be able to successfully alter or expand our product mix to include higher gross margin products. Our financial forecasts and guidance after the proposed business combination are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected. Our brand, reputation and business may be harmed if our Experts are too aggressive in their sales tactics and communications with customers. Such tactics could also expose us to legal risk. Our consolidated financial statements at December 31, 2020 have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. The Company’s business will require significant amounts of capital to sustain operations and the Company will need to make the investments it needs to execute its long-term business plans. Any such financing may not be available to the Company on favorable terms, if at all.

Enjoy Technology Videos The Enjoy Customer Experience How Enjoy’s Technology Works https://www.youtube.com/watch?v=15ipwFWE9Rg https://www.youtube.com/watch?v=Xv1MSTVadyY&t=1s What is Enjoy? The Enjoy Experience Enjoy’s Technology Platform https://vimeo.com/showcase/whatisenjoy https://vimeo.com/502398241/f680144956 https://vimeo.com/515915606/2ae7417179

Introduction to Enjoy

Marquee Raine (MRAC) Overview Successful Sports Brand and Franchise Operators Led transformation of the Chicago Cubs and created adjacent media, hospitality, and real estate businesses, growing enterprise value by over 5x in 10 years Manages one of largest revenue generating sports assets in the world, with a deep network of sector relationships and connectivity TMT-focused Advisory and Investment Platform Over $3.3B in AUM and advisory experience in 170+ transactions, representing $400B+ in total deal volume Advisory and investment experience in four announced or closed SPAC mergers since 2019 ~90-person team of investment professionals

Why MRAC is excited about Enjoy Customers love it1 Maximum convenience, minimized friction, underscored by category-leading NPS Visionary founder supported by strong team High quality management team backed by seasoned investor base Attractive financial profile Strong growth and unit economics, with visible path to profitability Partners love it2 Turns delivery into incremental sales opportunity First mover advantage in huge TAM Massive tailwinds, driven by shift to online and reduction of retail footprints; contractual relationships create moat against new entrants Relative and fundamental valuation Modest valuation given stage, trajectory and opportunity 1 As defined in this presentation, customers are defined as Enjoy’s Partners’ customers. 2 As defined in this presentation, Partners are defined as entities with which Enjoy has current contractual partnerships, commercial relationships and/or authorized dealer agreements.

MRAC’s unique value—added capabilities 1 Significant experience supporting disruptive, growth-oriented companies in strategic advisory    and corporate development 2 Entrepreneurial mindset and track record of partnering with founder-led businesses 3 Deep network of global telecommunications and consumer electronics relationships 4 In-depth experience with SPAC targets and new public companies 5 Brand amplification benefits as a result of partnering with high profile sponsor 6 Experience in scaling businesses to adjacent verticals Select representative investments (Raine, Marquee) and advisory clients (Raine) included above.

Track record of partnerships with best-in-class operators and investors validates our conviction in Enjoy Track record of partnerships with best-in-class operators and investors validates our conviction in Enjoy Partnership Partnership Partnership Partnership 2014 2015 2016 2017 2018 2019 2020 2021 FALL 2021 Founded Expected Public Debut Seed Series A Series B Series C Lead Lead Lead Lead Top-tier partners have supported Enjoy from founding to its imminent public market debut

Ron Johnson: Five decades of retail disruption “Ron has a history of seeing around corners, and has been at the forefront of many great inflection points of retail innovation.” – Gene Munster M.P. Loup Ventures Ron Johnson Founder & CEO Made great design Founded the Created the affordable Apple Store Mobile Store

Enjoy started with a simple question: “What if the best of the store could come to you?”

So we invented the Mobile Store – a new channel that combines the convenience of online with the best of a retail experience

We saw the potential to unlock a large, untapped opportunity To the door Through the door Digital channels have made it easier to shop without having to leave the home, but the experience stops short at the door Experience We see a large opportunity to rethink the shopping journey and deliver a comprehensive experience right in the comfort of a home Speed Convenience E-commerce

Once in the home, Enjoy provides the experience of a traditional retail store, but better Delivery Setup Activation Trade-in Shopping Demo Accessories Add-on Services Some photography captured prior to COVID-19

The key to our world-class customer service is our incredible field team Passion Experience Diverse Problem for technology obsessed backgrounds solvers Overcome Ability to build Extremely Sales objections relationships self-motivated skills

We developed innovative processes for attracting, training, and retaining top performers.

Sourcing

1 Qualification
>1 year of premium retail or hospitality experience. Polished with dynamic and engaging personality

2 Recruiting
Internal and third party recruiters source candidates based on our specified qualifications

3 Selection
We hand select the very best people based on multiple interviews with our recruiting, headquarters and field teams

4 Validation
Extensive background checks via third parties performed after selecting candidates



Gender[1]
Male (64%)
Female (36%)
Ethnicity[1]
Black or African American (31%)
White (26%)
Hispanic or Latino (24%)
Asian (6%)
Other (5%)
Undisclosed (9%)

Onboarding

1 Week 1: Enjoy Immersion
Five days learning about the history, values, qualities, skills and processes of Enjoy

2 Week 2: Partner Immersion
Five days learning about the partner tools, systems, language and offerings.

3 Week 3: Product Immersion
Five days with hands-on instruction learning about the hardware, software, and subscriptions offered.





Ongoing: Customer Immersion
Shadowing a fellow Experts to receive on-the-job training

Compensation

- Full-time with stock and benefits
- Four day, 40-hour work week
- Set their own schedule
- Operate in connected teams
- Significant development and career paths

Hourly base + **Variable pay** + **Benefits**

(1) Represents US Experts data as of April 2021

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We are making customers happy1 at industry-leading levels Enjoy’s lifetime Net Promoter Score (NPS1) …and improves as we sell more far surpasses other industry groups… through the door To the Through the door 88 ~3x door 87 89 91 92 93 75 64 59 56 45 45 44 35 43 29 Enjoy 2 Healthcare Education Technology Logistics Multi-Channel Consumer Travel, Finanical Telecom Drop Off 0 1 2 3 4+ Retail Brands Hospitality Services Number of solutions added Source: Industry benchmark CustomerGuage (1) Happiness measured through Lifetime NPS for surveyed Enjoy customers (2) Data derived from n = 303,752 Enjoy surveyed customers from May 1 2015 – May 1 2021

Who is the Enjoy experience for? Well, almost everyone We provide a world-class experience to customers of all types – at no cost to them Age Income Tech Preferences Other Non-Tech Savvy 7% 19% Our typical customer is young, earns <$75k a high income, and values efficiency 35% and convenience. We believe this positions us well to continue growing >$75k Tech- relative to traditional retail and 65% online delivery. 18-54 Savvy 93% 81% Average Age: 43 Average Income: $108k Tech-Forward Millennials and Gen Z Busy Parents Working from Home Demanding Pros The not-so Tech Savvy Source: Third Party Cell Phone Purchase Consumer Survey, February-March 2021 (n = 3,046)

We serve some of the world's largest companies

AT&T	BT EE	ROGERS	Apple
#1	**#1**	**#1**	**#1**
U.S. Market Share (Revenue)	U.K. Market Share (Total subscribers)	Canada Market Share (Wireless)	U.S. Market Share (Mobile devices)
180m+ Subscribers	**30m+** Subscribers	**10m+** Subscribers	**1.5bn+** Active Devices

Sources:
AT&T Figures: Factset Estimates, Company Annual Report 2019
BT-EE Figures: Company Website, Telegeography GlobalComms Database
Rogers Figures: Wall Street Research (Desjardins, July 23, 2020), Company quarterly financial statements Apple Figures: Counterpoint Technology Market Research, Q1 2020 Earnings Release Transcript

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We offer hardware and subscription services with every Partner Products Subscriptions / Services Full Cover BT Fibre UNLIMITED YOUR WAY Complete Wi-Fi Broadband + Device Device Protection Sport Protection AppleCare+ AppleTV+ Apple Fitness+ Apple News+ iCloud Apple Music Apple Arcade

Enjoy has almost zero customer acquisition cost Our Partners drive customers to Enjoy via deep integrations in their channels Online Call Centers Stores Enjoy is the default delivery option in the shopping cart with our North American communication Partners Partner call center employees are trained and encouraged to select Enjoy for every customer Company-owned and Authorized Retailers can place an Enjoy order for customers if they are out of stock or don’t have capacity

Our monetization strategy provides win-win-win dynamics We turn a cost center into a profit center for our Partners Enjoy Partner Partner keeps entire gross margin of initial product sold Source: Company Management (1) Varies by Partner Partner delivery and setup fee is offset by eliminating shipping cost, and saving money on reduced fraud, and lower returns and call center costs Partner shares a portion of gross margin on sales by Enjoy in visit Partner shares a portion of gross margin on sales by Enjoy in visit Revenue opportunities A wide variety of products, services and subscriptions provides ample revenue opportunities

Revenue opportunities A wide variety of products, services and subscriptions provides ample revenue opportunities Components of RPV Enjoy revenue potential DescriptionDelivery & setup $$ Enjoy earns a flat fee by delivering and setting up a product for the customer Hardware & accessories $$ Enjoy earns a percentage of the hardware & accessories sold in visits Services & subscriptions Device protection Cross Partner Selling $$$$ $$$$ $$$$ Enjoy earns a fee for selling services in visits Enjoy earns a fee for selling device protection services in visits Starting in July, Enjoy began selling services across partner visits. Enjoy is planning to additionally sell hardware and accessories.

What is a Mobile Store? Expert One Expert required per Mobile Store Enjoy Vehicle Each vehicle can hold up to 500 products Consigned Inventory Consigned inventory to deliver an on-demand experience Technology and Security Equipped with lockboxes, cameras, auto-alerts and GPS

How does it work? Imagine the store comes to you as soon as today Order placed Default Integration in Partner Checkout At the time of purchase, customers select a 2-hour window for their free at home experience, as soon as today Status updates Enjoy’s proprietary technology assigns Experts and suggests inventory in real- time. Experts initiate communications with customers via text and phone calls At-home experience Photography captured prior to COVID-19 The Enjoy Expert gets customers up and running on their new devices. They create a personalized experience with additional subscription services and hardware for immediate purchase

The simplicity of the experience is driven by a highly sophisticated, proprietary set of technology APIs, Apps, and Systems Enjoy’s data platform incorporates Partner and Enjoy data to enable real-time decision making.

Our proprietary technology stack enables data-driven culture Our robust and comprehensive Data Management Warehouse is based on proprietary Enjoy technology and software and enables us to leverage detailed and unique data insights to inform the decisions we make at all levels of our business Our self service portal and other Enjoy tools

Today, we are in over 80 locations, with many at profitable scale1 Addressable Customers Source: Company management 1 Time period: 2H 2020

In the last month we have doubled our coverage with Apple 51M Population coverage June 2020 Aug 2020 Sept 2020 July 2021 • Bay Area • Bay Area • Greater LA • Orange County • Bay Area • Greater LA • Orange County • Dallas Ft. Worth • Bay Area • Greater LA • Orange County • Dallas Ft. Worth • Chicagoland • Greater Miami • Greater DC/ Baltimore • Greater New York • Greater Atlanta Source: Company management 1 Time period: 2H 2020

Enjoy’s asset-light model provides significant market coverage Enjoy Warehouse Coverage Enjoy Warehouse Note: Map depicts coverage of Boston. Square mile and population coverage figures pertain to all geographies (not specific to Boston)

By 2025 we expect to expand with our current Partners and serve the leading communications companies in the following countries: Current By 20251 United States United Kingdom Canada Germany France Japan Spain Italy Australia (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

Growth vectors summary Category leadership Drive greater revenue per Mobile Store Increase volume with existing Partners Leverage cross-partner opportunities Add new business Partnerships Expand globally Enter new and adjacent categories

Enjoy is focused on building the future with the right team Founder-Led, Multi-Disciplinary Management Team Ron Johnson Founder, CEO Fareed Khan Chief Financial Officer Jonathan Mariner Chief Administrative & People Officer Tom Suiter Co-Founder Tiffany Meriweather Chief Legal Officer Kunal Malik Chief Technology Officer Melissa Bates Chief Strategy Officer Nick Hale MD Europe Anil Gandham Chief Revenue Officer Samantha Villanueva-Meyer Chief Compliance Officer Ettienne Brandt Chief Commercial Officer Seasoned Board1 Strong Investors 1. Note that these are the director nominees expected to be elected to the board of directors in connection with the closing of the business combination between Enjoy and MRAC.

Recent Developments • The next phase of the Apple rollout has commenced successfully • Seeing strong results across KPIs • As of 8/5/21, we have been delivering visits with Apple in the following markets: oGreater New York (launched 7/27/21) oGreater Miami (launched 7/27/21) oChicagoland (launched 7/13/21) oGreater D.C. / Baltimore (launched 7/13/21) oGreater Atlanta (launched 7/13/21) oDallas / Fort Worth (launched 9/11/20) oGreater Los Angeles & Orange County (launched 8/28/20) oBay Area (launched 6/25/20) Source: 1 Company management – Time period: YTD July 2021 Enjoy Our Market Opportunity and Financials

Enjoy Our Market Opportunity and Financials

We are in the early stages of adoption (1) E-commerce penetration based on US Census Bureau Quarterly US Retail Sales data last revised on 18-Aug-2020. (2) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” (3) Online Food Delivery penetration based on US Online Food Delivery GOV estimated by dividing monthly US Marketplace GOV by monthly US category share from Edison Trends from Jan-2018 to Sep-2020, expressed as a percentage of 2018, 2019 and YTD Q3’20 Total US Restaurant Sales based on Euromonitor International Limited. (4) Mobile Store penetration based on management projections.

We believe we have considerable runway with our current Partners and a robust TAM with future Partners

	Current Partners		Current Categories; New Partners	
	Current Regions[1]	New Regions	Developed World Carriers	Global Consumer Electronics
TAM	$35bn Cumulative Addressable Market	→ $48bn +$13B Cumulative Addressable Market	→ $123bn +$75B Cumulative Addressable Market	→ $265bn +$142B Cumulative Addressable Market
Cumulative Opportunity at 10% Market Share	$3bn Cumulative Revenue Opportunity	$5bn Cumulative Revenue Opportunity	$12bn Cumulative Revenue Opportunity	$26bn Cumulative Revenue Opportunity
Opportunity at 10% Market Share[2]	$1.0bn Cumulative EBITDA Opportunity	$1.4bn Cumulative EBITDA Opportunity	$3.7bn Cumulative EBITDA Opportunity	$7.9bn Cumulative EBITDA Opportunity

Source: Gartner, Passport, Company Management, Wall Street Research
Note: Assumes illustrative RPV of $150 for current and new Partners. Current Partners visits reflect Partners' public company data. Current Categories: new Partners visits reflect developed world cellular subscriptions and global consumer electronics devices sold
(1) Current regions includes Apple Americas and Europe, AT&T Americas and Europe, BT, EE, and Rogers devices
(2) Based on 30% Adjusted EBITDA margin

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Over time, we expect Commerce at Home will disrupt additional categories, significantly increasing our TAM1 Current Partners Current and New Regions Future Partners Developed World Telcos and Other CE Partners Illustrative Longer-Term Addressable Product Categories Personal Luxury High Fashion Beauty Fitness Automotive Goods Total Addressable $48bn Market $217bn $1tn+ Premium Product Product Complexity Expertise Required High Attach Rate Opportunity Deep Consumer Engagement Source: Gartner, Passport, Company Management, Wall Street Research Note: Cumulative addressable market for current Partners includes current and new regions. Cumulative addressable market for future Partners includes Current Partners, Developed World Telcos and Global Consumer Electronics (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

Enjoy’s differentiated business model underpins a potentially superior growth profile with an identified path to profitability (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

Summary financials and projections ($m) 2018A 2019A1 2020A1 2021E2 2022E2 2023E2 2024E2 2025E2 Net Revenue $15 $46 $60 $109 $245 $442 $707 $1,070 % growth — 202% 32% 81% 124% 81% 60% 51% Mobile Store Profit3 ($16) ($8) ($16) ($1) $89 $211 $360 $587 % of revenue (107%) (18%) (26%) (1%) 36% 48% 51% 55% Adj. EBITDA4 ($72) ($87) ($107) ($128) ($55) $38 $144 $321 % of revenue (478%) (191%) (177%) (117%) (23%) 9% 20% 30% (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information (2) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” (3) Mobile Store Profit is defined as revenue minus Mobile Store expenses (cost of revenue) (4) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113

We are ready to scale Daily Mobile Store unit economics drive our financial model (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

As we come out of the pandemic, we expect increases in Visits per Mobile Store and Revenue per Visit 1 Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

We have a clear line of sight to achieve near term RPV We have multiple levers to exceed 2021E & 2022E Revenue per Visit targets and have exited Q2 ‘21 at $77 RPV forecast 2022E $96 Note: Q2 ‘21 Exit Rate $77 $12+ $5+ $140 $100 2021E $72 $73 $7+ 2020A Est. Q1 ‘21 Exit Indoor visits Live Catalog Cross-partner Expert selling 2022 Line of Carrier Retail 2025E rate selling skills sight Store2 (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” (2) Based on third party research; illustratively applies attach rates of average and high performing retail stores for accessories, insurance, premium solutions and other products to Enjoy’s business model for comparability

Technology and increasing scale give us a clear path to increase VED Mobile Stores operate 10 hours per day Average travel and visit time Travel time 25mins Illustrative travel time per visit 2021E Visits per Mobile Store Day 5.8 Available time 162 min Training & personal time 90 min Travel & visits 348 min 2022E Visits per Mobile Store Day 6.8 Available time 102 min Training & personal time 90 min Travel & visits 408 min Visit duration 35mins Illustrative time per visit Target of ~7 highly engaged customer visits • Greater order density in a visit zone reduces drive times • More Experts in a market increases options and capacity to immediately respond to same-day scheduled visits • Enjoy’s proprietary Expert technology facilitates efficient visits • Pre-visit communications via e-mail, text and phone ensures customer is ready • Market leaders manage Experts throughout the day to achieve operational and financial outcomes Note: Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” 44

We believe we are at an inflection point in our profitability Unit economics drive strong improvement in Mobile Store revenues (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” (2) Based on a 10 hour day, hourly wage benefits and expert productivity

Mobile Store expansion strategy Focused on expanding in existing and new markets (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”

Our infrastructure can be leveraged to provide additional capacity for growth Infrastructure leverage1 Infrastructure Expense ($m2) Revenue ($m) Infrastructure Leverage 172% 154% 120% 59% 39% 2019A 2020A 2021E 2022E 2023E 2024E 2025E (1) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” (2) Represents the sum of operations & technology expenses and general & administrative expenses and excludes depreciation & amortization and stock-based compensation

Our asset-light model drives strong cash flow conversion (1) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113 (2) Free Cash Flow Conversion defined as the quotient obtained by dividing EBITDAS less purchase of property and equipment less the increase in net operating assets, by EBITDAS. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113

Summary Huge addressable market opportunity within 1 existing categories 2 Ability to grow quickly, given prior technology and infrastructure investments and the scale of Partners 3 Believe we can achieve significant scale of over $1bn in revenue, with modest penetration assumptions Unique asset-light business model • Near-zero customer acquisition costs • Consigned inventory – minimal working capital needs • Leased vehicles and warehouses • Minimal CAPEX investments to support growth 5 6 Compelling free cash-flow conversion 4 Clear path to profitability driven by Mobile Store unit economics

Enjoy Transaction

Key investment highlights Unique disruptive business model supported by strong secular tailwinds, high growth and a ~$1tn TAM Exceptional, personalized customer experience delivered by a passionate Enjoy team Deep relationships with best-in-class and largest telecommunication and consumer electronics companies in the world Proprietary technology platform with end-to-end integration capabilities to seamlessly improve customer experience from checkout to visit Proven multi-dimensional growth strategy with multiple levers to continue high growth into the foreseeable future Highly scalable business underpinned by an asset-light model, near zero customer acquisition costs and infrastructure already in place Led by a visionary, experienced management team supported by a strong company culture and valued employees

Enjoy is in a category of oneCommerce at HomeMassive TAMStrong top-line growth Large, durable moat Almost zero customer acquisition cost and selling and marketing expense Attractive unit economics Structurally higher profitability at scaleE-commerce MarketplacesProduct and services requiring higherlevel of technical skillTechnology driven back-end for partner integration Mix of on-demandand marketplace segments with strong market fundamentalsOther Service-oriented MarketplacesCapital light models with high consumer engagement Leaders with unrivaled consumer scale in last-mile deliveryDisruptive CommerceSignificant market share and consumer perspective on differentiation Continued evolution of product and brand drives long-term growth 50

Valuation Benchmarking


Service-oriented Marketplaces and E-commerce[1]
E-commerce[2]
Marketplaces
Other Service-oriented Marketplaces
Disruptive Commerce
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CARVANA
Opendoor
vroom
fiverr.
upwork
Uber
lyft
Delivery Hero
DOORDASH
GRUBHUB
FARFETCH
PELOTON
The RealReal
EV / Revenue[4]
CY 2022
E-commerce Peers' Gross Profit Most Comparable to Enjoy and Other Peer Revenue
Avg: 16.0x
Avg: 14.0x
Avg: 4.9x
Avg: 5.4x
4.8x
28.2x
4.5x
9.0x
0.9x
11.8x
1.1x
17.9x
10.1x
4.0x
3.8x
3.9x
12.6x
3.8x
7.0x
6.6x
2.7x
Revenue Growth
CY 2022-2023
Avg: 47%
Avg: 26%
Avg: 26%
Avg: 26%
81%
31 %
44 %
65 %
27 %
25 %
27 %
22 %
34 %
31 %
29 %
28 %
26 %
23 %
EV / Growth Adj.
Revenue CY 2022[4]
0.06x
0.90x
0.20x
0.18x
0.66x
0.41x
0.15x
0.17x
0.12x
0.41x
0.13x
0.25x
0.25x
0.11x

Source: FactSet as of 08/09/2021.

1 Light blue boxes represent EV / CY2022 Gross Profit multiple for companies where gross profit is more comparable to Enjoy revenue.

2 E-commerce multiples reflect EV / Gross Profit and Growth Rate reflects Gross Profit Growth.

3 Projections use Enjoy management estimates. With respect to projections, see slide 2 "Use of Projections and Description of Key Partnerships" under "Disclaimer."

4 EV / Growth Adj. Revenue calculated as EV / Revenue divided by Revenue Growth except for E-commerce Peers which are calculated as EV / Gross Profit divided by Gross Profit Growth.

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Privileged and Confidential
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Operational BenchmarkingGross Profit Margin CY 2022Sales & Marketing as % of Revenue CY 2022Service-oriented Marketplaces and E-commerceE-commerce1 Marketplaces2Avg: 11% Avg: 79%84% 75% 55% 36%16% 9% 9% CY 2022 CY 2025Avg: 49% Avg: 40%59%40% 43%36%22%<1% <1%CY 2022 CY 2025Other Service-oriented MarketplacesAvg: 48%56% 58% 54% 45% 26% Avg: 20%29%25%20%14% 14 %Disruptive CommerceAvg: 52%63% 48% 44% Avg: 26%50%18%11 %Source: FactSet as of 08/09/2021.1 E-commerce sales and marketing as a percentage of revenue reflects sales and marketing as a percentage of gross profit2 Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.”54

Transaction creates significant future upside for new shareholders 2Implied EV Based on Comparable Companies ( $ millions)2025E Adjusted EBITDA $321Illustrative Fwd. Multiple 20.0xFuture Enterprise Value (at Dec-2024) $6,413 % Total Return through Dec-2024 1 443%Illustrative Discount Rate 30%PV of Future Enterprise Value (at Mar-2021) $2,588%Upsideto $1.2B TEV 119%Implied Market Share% of Current Regions 2.2%% of Current Categories 0.5%Summaryof Approach• Applies a range of 15x – 25x to Enjoy’s 2025E EBITDA to arrive atan implied future enterprise value atDec-2024• Future enterprise value is discounted to Jun-2021 to arrive atthe presentvalue of future enterprise value• Applies a range of multiples based on EV/EBITDAMultiples of larger, mature peers already at steady-state marginsImplied EV at Various Multiples ( $ millions)Forward EBITDA Multiple15.0x 20.0x 25.0xFuture Enterprise Value $4,810 $6,413 $8,016 %Total Return Through Dec-2024 308% 443% 579%PV of Future Enterprise Value $1,948 $2,588 $3,228%Upsideto $1.2B TEV 65% 119% 174% ImpliedEV/ 2025ERevenue 4.5x 6.0x 7.5x1 Based on $ 1,180mm transaction enterprise value.2 Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer. ” Note: Assumes $ 47m of net debt. Future value figures discounted to 30-Jun-2021. 53

Transaction summary Sources Uses Cash from trust $374 Seller rollover equity1 $1,104 Cash from PIPE $80 Cash to balance sheet $476 Seller rollover equity1 $1,104 Existing debt paydown2 $47 Seller rollover cash2 $119 Transaction expenses3 $50 Total $1,677 Total $1,677 MRAC sponsor shares4 6% MRAC public shares 23% PIPE investors 5% Sellers’ rollover equity1 67% Source: Company filings Note Assumes no redemptions from SPAC public stockholders and that new shares are issued at a price of $10.00. (1) Equity to be issued in the form of shares, rollover equity awards, restricted stock awards and outstanding warrants being assumed (3) Inclusive of deferred underwriting commission to SPAC underwriters and legal, PIPE, advisory and other fees. (4) Includes shares subject to forfeiture in the event the applicable milestone is not achieved on or prior to the fifth anniversary of the closing. (5) Projections use Enjoy management estimates. With respect to projections, see slide 2 “Use of Projections and Description of Key Partnerships” under “Disclaimer.” (6) Figures do not add to 100% due to rounding

Enjoy Appendix

Non-GAAP reconciliations ($m) 2019A1 2020A1 (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113

Free cash flow reconciliations Adjusted EBITDA2 ($87) ($107) Purchase of property and equipment ($7) ($8) Change in operating assets and liabilities ($4) $13 Free Cash Flow ($98) ($102) (1) 2019A and 2020A financial results were taken from the Company’s audited consolidated financial information (2) Adjusted EBITDA is shown for illustrative purposes only and is not a metric the Company uses to evaluate financial performance. With respect to Non-GAAP financial measures, see slide 2 “Financial Information; Non-GAAP Financial Measures” under “Disclaimer” and reconciliation set forth in Appendix on slide 113

Employee compensation Employee Model Stock & Benefits Full-time with stock and benefits Four day, 40-hour work week Set their own schedule Operate in connected teams Significant development and careers paths lly loaded compensation Variable pay Benefits Hourly base + +

How we source our Enjoy Experts Qualifications >1 year of premium retail or hospitality experience Ability to quickly synthesize information Polished with dynamic and engaging personality Previous sales leadership experience Sales management, luxury retail or high-end food & beverage experience Recruiting Third party recruiters source candidates based on our specified qualifications Selection We hand select the very best people based on multiple interviews with our headquarters and field recruiting teams Validation Extensive background checks via third parties performed after selecting candidates 2 3 4 Gender1 Male (64%) Female (36%) 1 Recruiter Interview 2 Captain Interview Ethnicity1 Undisclosed (9%) Other (5%) Black or African American (31%) White (26%) Hispanic or Latino (24%) Asian (6% (1) Represents US Experts data as of April 2021

Onboarding Thorough onboarding process to prepare Experts Week 1 (5 days) Week 2 (5 days) Week 3 (5 days) Customer immersion Used both to demonstrate the role during onboarding as well as for ongoing development opportunities It is the chance to shadow an Expert and receive on-the-job training Enjoy Immersion Partner Immersion Product Immersion